File No. 812-15936

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FIDELITY ABERDEEN STREET TRUST

FIDELITY ADVISOR SERIES I

FIDELITY ADVISOR SERIES II

FIDELITY ADVISOR SERIES IV

FIDELITY ADVISOR SERIES VII

FIDELITY ADVISOR SERIES VIII

FIDELITY CALIFORNIA MUNICIPAL TRUST

FIDELITY CALIFORNIA MUNICIPAL TRUST II

FIDELITY CAPITAL TRUST

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC

FIDELITY CHARLES STREET TRUST

FIDELITY COLCHESTER STREET TRUST

FIDELITY COMMONWEALTH TRUST

FIDELITY CONCORD STREET TRUST

FIDELITY CONTRAFUND

FIDELITY COURT STREET TRUST

FIDELITY COURT STREET TRUST II

FIDELITY COVINGTON TRUST

FIDELITY DESTINY PORTFOLIOS

FIDELITY DEVONSHIRE TRUST

FIDELITY FINANCIAL TRUST

FIDELITY GARRISON STREET TRUST

FIDELITY GREENWOOD STREET TRUST

FIDELITY HANOVER STREET TRUST

FIDELITY HASTINGS STREET TRUST

FIDELITY HEREFORD STREET TRUST

FIDELITY INCOME FUND

FIDELITY INVESTMENT TRUST

FIDELITY MAGELLAN FUND

FIDELITY MASSACHUSETTS MUNICIPAL TRUST

FIDELITY MERRIMACK STREET TRUST

FIDELITY MT. VERNON STREET TRUST

FIDELITY MULTI-STRATEGY CREDIT FUND

FIDELITY MUNICIPAL TRUST

FIDELITY NEW YORK MUNICIPAL TRUST

FIDELITY NEW YORK MUNICIPAL TRUST II

FIDELITY NEWBURY STREET TRUST

FIDELITY OXFORD STREET TRUST

FIDELITY OXFORD STREET TRUST II

FIDELITY PHILLIPS STREET TRUST

FIDELITY PRIVATE CREDIT FUND

FIDELITY PRIVATE CREDIT COMPANY, LLC

FIDELITY PURITAN TRUST

FIDELITY REVERE STREET TRUST

FIDELITY RUTLAND SQUARE TRUST II

FIDELITY SALEM STREET TRUST

FIDELITY SCHOOL STREET TRUST

FIDELITY SECURITIES FUND

FIDELITY SELECT PORTFOLIOS

FIDELITY SUMMER STREET TRUST

FIDELITY UNION STREET TRUST

FIDELITY UNION STREET TRUST II

FIDELITY TREND FUND

VARIABLE INSURANCE PRODUCTS FUND

VARIABLE INSURANCE PRODUCTS FUND II

VARIABLE INSURANCE PRODUCTS FUND III

VARIABLE INSURANCE PRODUCTS FUND IV

VARIABLE INSURANCE PRODUCTS FUND V

VARIABLE INSURANCE PRODUCTS FUND VI

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

FIDELITY DIVERSIFYING SOLUTIONS LLC

STRATEGIC ADVISERS LLC

NATIONAL FINANCIAL SERVICES LLC

245 Summer Street

Boston, Massachusetts 02210

(617) 563-7000

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“INVESTMENT COMPANY ACT”), AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT

All Communications, Notices and Orders to:

Nicole Macarchuk, Senior Vice President, Deputy General Counsel

Fidelity Investments

245 Summer Street

Boston, Massachusetts 02210

Telephone: (617) 563-7000

Email: Nicole.Macarchuk@fmr.com

Copies to:

John V. O’Hanlon, Esq Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110	Julien Bourgeois, Esq. Dechert LLP 1900 K St. NW Washington, DC 20006

March 27, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

FIDELITY ABERDEEN STREET TRUST;

FIDELITY ADVISOR SERIES I; FIDELITY

ADVISOR SERIES II; FIDELITY ADVISOR

SERIES IV; FIDELITY ADVISOR SERIES VII;

FIDELITY ADVISOR SERIES VIII; FIDELITY

CALIFORNIA MUNICIPAL TRUST;

FIDELITY CALIFORNIA MUNICIPAL

TRUST II; FIDELITY CAPITAL TRUST;

FIDELITY CENTRAL INVESTMENT

PORTFOLIOS II LLC; FIDELITY CENTRAL

INVESTMENT PORTFOLIOS LLC;

FIDELITY CHARLES STREET TRUST;

FIDELITY COLCHESTER STREET TRUST;

FIDELITY COMMONWEALTH TRUST;

FIDELITY CONCORD STREET TRUST;

FIDELITY CONTRAFUND; FIDELITY

COURT STREET TRUST; FIDELITY COURT

STREET TRUST II; FIDELITY COVINGTON

TRUST; FIDELITY DESTINY PORTFOLIOS;

FIDELITY DEVONSHIRE TRUST; FIDELITY

FINANCIAL TRUST; FIDELITY GARRISON

STREET TRUST; FIDELITY GREENWOOD

STREET TRUST; FIDELITY HANOVER

STREET TRUST; FIDELITY HASTINGS

STREET TRUST; FIDELITY HEREFORD

STREET TRUST; FIDELITY INCOME FUND;

FIDELITY INVESTMENT TRUST; FIDELITY

MAGELLAN FUND; FIDELITY

MASSACHUSETTS MUNICIPAL TRUST;

FIDELITY MERRIMACK STREET TRUST;

FIDELITY MT. VERNON STREET TRUST;

FIDELITY MULTI-STRATEGY CREDIT

FUND; FIDELITY MUNICIPAL TRUST;

FIDELITY NEW YORK MUNICIPAL TRUST;

FIDELITY NEW YORK MUNICIPAL TRUST

II; FIDELITY NEWBURY STREET TRUST;

FIDELITY OXFORD STREET TRUST;

FIDELITY OXFORD STREET TRUST II;

FIDELITY PHILLIPS STREET TRUST;

FIDELITY PRIVATE CREDIT FUND;

FIDELITY PRIVATE CREDIT COMPANY,

LLC; FIDELITY PURITAN TRUST;

FIDELITY REVERE STREET TRUST;

FIDELITY RUTLAND SQUARE TRUST II;

FIDELITY SALEM STREET TRUST;

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

FIRST AMENDED AND RESTATED

APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (“INVESTMENT COMPANY

ACT”) AND RULE 17d-1 THEREUNDER TO

PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT

FIDELITY SCHOOL STREET TRUST;

FIDELITY SECURITIES FUND; FIDELITY

SELECT PORTFOLIOS; FIDELITY SUMMER

STREET TRUST; FIDELITY UNION STREET

TRUST; FIDELITY UNION STREET TRUST

II; FIDELITYTRENDFUND; VARIABLE

INSURANCE PRODUCTS FUND; VARIABLE

INSURANCE PRODUCTS FUND II;

VARIABLE INSURANCE PRODUCTS FUND

III; VARIABLE INSURANCE PRODUCTS

FUND IV; VARIABLE INSURANCE

PRODUCTS FUND V; VARIABLE

INSURANCE PRODUCTS FUND VI;

FIDELITY MANAGEMENT & RESEARCH

COMPANY LLC; FIDELITY DIVERSIFYING

SOLUTIONS LLC; STRATEGIC ADVISERS

LLC; NATIONAL FINANCIAL SERVICES

LLC

245 SUMMER STREET

BOSTON, MASSACHUSETTS 02210

File No. 812-15936

: : : : : : : : : : : : : : : : : :

I. SUMMARY OF APPLICATION

Each of the registered investment companies included in Annex I and that are signatories hereto (each, a “Trust” and collectively, the “Trusts”)1 and each series of each Trust (each such series a “Fund” and, collectively, the “Funds”); Fidelity Private Credit Fund and Fidelity Private Credit Company LLC, each of which is a closed-end management investment company that has elected to be regulated as a business development company (each a “BDC”, and collectively, the “BDCs”); Fidelity Multi-Strategy Credit Fund, which operates as a registered closed-end fund (the “Closed-End Fund”); Fidelity Management & Research Company LLC (“FMR Co.”), Fidelity Diversifying Solutions LLC (“FDS”), and Strategic Advisers LLC (“SAI”, and, and together with FDS, FMR Co., and with any person controlling, controlled by, or under common control with FMR Co. that advises or sub-advises a Fund, BDC, or Closed-End Fund, the “Fidelity Adviser”); and National Financial Services LLC (“NFS” and, collectively with the Trusts, BDCs, Closed-End Fund, and the Fidelity Adviser, the “Applicants”) hereby apply for an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to permit the Applicants to engage in securities lending transactions as described in this application, as amended and restated (“Application”).

Applicants request that such Order also be applicable to: (i) any entity that is a registered management investment company (or series thereof), business development company or closed-end fund that may be established in the future and that is advised or sub-advised by the Fidelity Adviser or an investment adviser that controls, is controlled by, or is under common control with the Fidelity Adviser (including any successors in interest) (together with the Funds, BDC, and Closed-End Fund, (the “Investment Funds”); (ii) any future investment adviser that advises or sub-advises an Investment Fund and controls, is controlled by, or is under common control with Fidelity Adviser; and (iii) any other entity that may be established in the future and that controls, is controlled by, or is under common control with NFS or the Fidelity Adviser and serves as securities lending agent to an Investment Fund (each, the “Affiliated Agent” and, collectively, the “Affiliated Agents”). Each existing entity that currently intends to rely on the Order is named as an Applicant. Any other existing or future entity may rely on the Order in the future only in accordance with the terms and conditions of this Application.

II. ORDER REQUESTED

Applicants seek an Order from the Commission under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-1 thereunder for an order to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of, and Rule 17d-1 under, the Investment Company Act. The order would permit the Affiliated Agent to serve as securities lending agent to the Investment Funds in the manner described herein, including by making indemnification payments as contemplated in the Agency Agreement (as defined below) to the Investment Funds and to be compensated by the Investment Funds based on a share of the revenue derived by the Investment Funds from securities lending transactions.

III. GENERAL DESCRIPTION OF THE APPLICANTS

Each Trust listed in Annex I is organized either as a Massachusetts business trust, a Delaware statutory trust or a Delaware limited liability company and is registered under the Investment Company Act as an open-end management investment company. Each Trust currently consists of series companies, each of which has separate investment objectives and policies that are described in the applicable Trust’s currently effective registration statement. The business and affairs of each series of the Trusts are managed under the oversight of such Trust’s board of trustees.

[1]	The Trusts applying for an order pursuant to this application are listed in Annex I hereto.

Fidelity Private Credit Fund (a Delaware statutory trust) and Fidelity Private Credit Company LLC (a Delaware limited liability company) are closed-end management investment companies that have each elected to be regulated as a business development company. The business and affairs of Fidelity Private Credit Fund and Fidelity Private Credit Company LLC are managed under the oversight of such entity’s board of trustees or board of directors, as applicable.

Fidelity Multi-Strategy Credit Fund (a Delaware statutory trust) is a closed-end management investment company organized under Delaware law that operates as an interval fund registered under the Investment Company Act. The business and affairs of Fidelity Multi-Strategy Credit Fund is managed under the oversight of such entity’s board of trustees. Together, the boards of trustees/directors of the Investment Funds are collectively referred to as the “Board.”

Each of FMR Co., FDS, and SAI serves as investment adviser to one or more of the Funds, BDCs, or Closed-End Fund and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). FMR Co., FDS, and SAI are subsidiaries of FMR LLC, a Delaware limited liability company whose primary business activities, either directly or through one or more subsidiaries, are the provision of investment advisory, management and shareholder services, investment information and assistance and certain fiduciary services to individual and institutional investors; the provision of securities brokerage services; the management and development of real estate; and the investment in and operation of a number of emerging businesses.

NFS is a Delaware limited liability company and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a member of the Financial Industry Regulatory Authority and the New York Stock Exchange. NFS is an indirect subsidiary of FMR LLC. A sub-division of NFS, Fidelity Agency Lending (“FAL”), will act as securities lending agent (“Securities Lending Agent”) and administer a securities lending program (the “Program”) on behalf of the Investment Funds.2

NFS currently serves as the Investment Funds’ Securities Lending Agent in accordance with the terms of letters issued by the staff of the Division of Investment Management (the “Staff”) granting no-action relief to Norwest Bank, Minnesota, N.A. (pub. avail. May 25, 1995) (“Norwest Bank”) and Nuveen Investment Funds, Inc. (pub. avail. Feb. 14, 2014) (“Nuveen”). The Investment Funds currently compensate the Securities Lending Agent via a capped fee rather than a revenue-sharing arrangement. If the Order is granted, the Applicants and the Program will comport with the Conditions and representations contained in this Application.

IV. THE SECURITIES LENDING PROGRAM

Under the Program, FAL will serve as Securities Lending Agent on behalf of the Investment Funds pursuant to a written Securities Lending Agency Agreement (“Agency Agreement”). The Agency Agreement will authorize FAL to lend securities to borrowers (“Borrowers”) pursuant to a Master Securities Loan Agreement or Global Master Securities Loan Agreement (in either case, a “Loan Agreement”) entered into between a Securities Lending Agent on behalf of the Investment Funds and the Borrowers. The Borrowers under the Program will be approved by the Fidelity Adviser, the securities made available to loan will be designated based on guidelines established by the Fidelity Adviser, and the form of Loan Agreement will be pre-approved by the Fidelity Adviser.

[2]

The Securities Lending Agent named as an Applicant to the Application will serve as the initial securities lending agent for the Program. However, in the future, one or more other Securities Lending Agents may serve as securities lending agent for the Program. A Securities Lending Agent may have other clients in addition to the Investment Funds.

The Securities Lending Agent and each Investment Fund will have the discretion to refuse to lend securities to any Borrower. Under the Agency Agreement, the Securities Lending Agent will be compensated by receiving a percentage of the revenue an Investment Fund derives from lending its portfolio securities. The Securities Lending Agent’s personnel providing day-to-day lending agency services to the Investment Funds will not provide investment advisory services to the Investment Funds or participate in any way in the selection of portfolio securities for, or in any other aspects of the management of, the Investment Funds.

Each Investment Fund will be authorized by its policies, and its prospectus (or other offering documents, as applicable) will disclose, that it may seek additional income by lending securities. In addition, the Board of each Investment Fund, including a majority of those Board members who are not “interested persons” within the meaning of Section 2(a)(19) of the Investment Company Act (the “Disinterested Trustees”), will approve each Investment Fund’s participation in the Program and will monitor the Program on an ongoing basis. The Agency Agreement for each Investment Fund will make it clear that the Investment Funds and the Fidelity Adviser retain the ultimate authority with respect to the Program. The duties to be performed by the Securities Lending Agent with respect to any Investment Fund will not exceed the parameters set forth in the letters issued by the Staff granting no-action relief in Norwest Bank and Nuveen, except to the extent that the Staff should later modify such parameters.

The Securities Lending Agent will be authorized to accept as collateral cash and other types of instruments such as U.S. government securities, irrevocable letters of credit, or such other collateral as may be acceptable under parameters established by the Commission or the Staff from time to time through rulemaking, no-action or interpretative positions. A Borrower will be required to post collateral having a market value at least equal to a specified percentage of the market value of the securities loaned to that Borrower (the “Margin Amount”). The percentage used to determine the Margin Amount will be fixed at the market standard at the inception of the loan, but in no case will be less than 100%. After inception of the loan, if the ongoing Margin Amount falls below 100% of the fair market value of the loaned securities, the Borrower will be required to deliver additional collateral to meet the levels required at the inception of the loan. Should a Borrower fail to transfer the additional collateral, the Securities Lending Agent may terminate the loan and either require the Borrower to return the borrowed securities or institute other remedies against the Borrower designed to provide compensation for the value of the loaned securities plus certain other liabilities the Borrower may have outstanding with regard to its securities lending transactions.

The Investment Funds may accept collateral in the form of cash (“Cash Collateral”) or assets other than cash (“Non-Cash Collateral”). The Fidelity Adviser is responsible for the investment of all Cash Collateral received in respect of the securities loans and retains full discretion and power to prevent any loan from being made and to terminate any loan. The lending Investment Fund will pay the Borrower a portion of the return on the Cash Collateral (the “Rebate”). Under certain circumstances where the lent security is in high demand, the Rebate rate may be negative, and the Borrower may owe the Investment Fund a rebate rather than the Investment Fund owing a Rebate (a “Negative Rebate”).

With respect to securities loans that are collateralized by Non-Cash Collateral, the Investment Fund will receive a loan fee paid by the Borrower equal to a percentage of the market value of the loaned securities.

Whether the Investment Fund receives Cash Collateral or Non-Cash Collateral, the Investment Fund’s compensation from a securities loan is referred to as the “Spread.” With Cash Collateral, the Spread is the rate of return to the Investment Fund from the investment of the collateral, reduced by any Rebate or increased by any Negative Rebate. With Non-Cash Collateral, the Spread is the fee paid by the Borrower on the value of the loaned securities.

The Securities Lending Agent will negotiate the Rebate, Negative Rebate, or fee with the Borrower pursuant to guidelines maintained by the Fidelity Adviser which provide for a minimum Spread to be earned by the Investment Fund (the “Spread Guidelines”).

The Spread negotiated by a Securities Lending Agent will be reviewed and monitored by the Fidelity Adviser pursuant to procedures approved by the Boards of the Investment Funds (the “Spread Monitoring Procedures”), consistent with the guidelines established by the Staff in Nuveen.

The Fidelity Adviser or an affiliate of the Fidelity Adviser,3 as administrator for the Investment Funds, will price securities on loan, monitor dividends and other distributions and take other actions as may be necessary in response to extraordinary events requiring shareholder action. Pursuant to the Agency Agreement, the Borrowers will have all indicia of ownership related to the securities that are loaned to the Borrower, but the Investment Funds will retain the right to receive from the Borrower the economic equivalent of any distributions made with respect to those securities. The Investment Funds also will have the power to terminate a loan at any time.

The Investment Funds will establish procedures intended to address the conflicts of interest presented by the use of an Affiliated Agent that is compensated via a revenue-sharing arrangement (the “Affiliated Agent Procedures”). The Affiliated Agent Procedures, described more fully in Section VI below, will provide for the Fidelity Adviser to limit the securities made available to a Securities Lending Agent to loan out, based on a variety of market factors. The Fidelity Adviser will select these factors based on its assessment of the most appropriate metrics to measure the impact to the funds and the lending market more generally. These Affiliated Agent Procedures will include the Spread Guidelines and Spread Monitoring Procedures, to ensure that the Board and the Fidelity Adviser receive the information necessary to oversee and monitor the Securities Lending Agent’s activities, including its effectiveness in negotiating Spreads with Borrowers. The Affiliated Agent Procedures will further provide for an equitable methodology for the allocation of loans among the Investment Funds and any other clients of the Securities Lending Agent.

The Fidelity Adviser will establish internal limits on lending activity, which may be monitored through the use of the Fidelity Adviser’s proprietary technology. This technology also permits the Fidelity Adviser enhanced oversight of securities loans made by the Investment Funds, enabling it to identify instances where the Securities Lending Agent may not be maximizing lending opportunities.

The Fidelity Adviser believes that there are numerous benefits of using an affiliated securities lending agent: (i) a more streamlined process to manage proxy voting recalls, corporate actions elections, tax management and index rebalancing; (ii) increased operational efficiencies and stability; (iii) mitigation of risk associated with managing trades and settlement of loans and recalls; (iv) improved management of transfers to and from the cash collateral reinvestment vehicles; (v) the ability to maintain tighter controls over confidential information such as portfolio sales and proxy votes; (vi) enhanced fund profitability through increased lending activity driven by greater fund holdings transparency between the Fidelity Adviser and affiliated securities lending agent; and (vii) greater alignment of the securities lending strategy with the asset management process.

V. RELIEF REQUESTED

Applicants request an Order from the Commission under Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit the Investment Funds to pay, and the Securities Lending Agents as lending agents to accept, fees based on a share of the revenue generated from securities lending transactions undertaken pursuant to the Program.

[3]

Fidelity Service Company, Inc. (FSC), a subsidiary of FMR LLC, currently acts as administrator of the Funds, performing pricing and bookkeeping work, including certain securities lending-related tasks. This work may be performed by FSC or another company that is a direct or indirect subsidiary of FMR LLC in the future.

A. Applicable Law.

Section 17(d) of the Investment Company Act prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the Commission may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.” Section 57(a)(4) prohibits any person related to a BDC in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the BDC is a joint or a joint and several participant with such person in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of such person. Section 57(i) provides that, until the Commission prescribes rules under Section 57(a), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the Commission has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1 provides that, in passing upon applications under the Rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Investment Company Act and to the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Under Rule 17d-1, “joint enterprise or other joint arrangement or profit-sharing plan” means any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliated person or a principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking. The Staff stated in Norwest Bank that the mere provision of services to an investment company by an affiliated person, without more, does not establish a joint enterprise or other joint arrangement or profit-sharing plan. The Staff also stated that a securities lending agent’s compensation that is not “based on a share of the revenue generated by the . . . securities lending program” is outside the scope of Rule 17d-1. Accordingly, by implication, the Staff indicated in Norwest Bank that a lending agent arrangement between an investment company and an affiliated person of such investment company under which compensation is based on a share of the revenue generated by the lending agent’s efforts may be a “joint enterprise or other joint arrangement or profit sharing plan.”

B. Section 17(d) and Rule 17d-1 Analysis.

Because the Fidelity Adviser is an affiliated person of any Investment Fund for which it acts as investment adviser, and, as an affiliate of the Fidelity Adviser, NFS is an affiliated person4 or related person5 of each Investment Fund, as applicable, the prohibitions of Sections 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder may apply to a Securities Lending Agent’s activities as lending agent, including the receipt of a share of the revenue from an Investment Fund’s securities lending activities. Accordingly, the Applicants seek an Order to permit a Securities Lending Agent, as lending agent, to receive a pre-negotiated percentage of the revenue generated by an Investment Fund’s participation in the Program.

The Applicants submit that payment and receipt of lending agent fees is consistent with the basic purpose and policy underlying Sections 17(d) and 57(a)(4) and Rule 17d-1, which are to regulate potential conflicts of interest between an investment company and its affiliates, including to prevent affiliates of investment companies from taking advantage of their relationship. Although the Staff suggested in Norwest Bank and Nuveen that such issues may exist where an affiliated person of an affiliated person of an investment company negotiates and accepts a fee based on a share of the revenue generated by the investment company’s lending program, an Investment Fund may adopt appropriate procedures and conditions designed to safeguard each Investment Fund and its shareholders to ensure that any fees negotiated between a lending Investing Fund and a Securities Lending Agent are negotiated on an arm’s length basis.

To the extent that the lending transactions described in this Application may be deemed to involve a “joint enterprise or joint arrangement or profit-sharing plan” within the meaning of Sections 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder, the Applicants respectfully request that the Commission issue an order to the extent necessary to permit each Investment Fund to pay the Securities Lending Agents, and the Securities Lending Agents to accept, fees in connection with services provided by a Securities Lending Agent acting as lending agent in the manner and subject to the Conditions described in this Application.

The potential for conflict arises in connection with negotiating the percentage split of the lending fee between a Securities Lending Agent and an Investment Fund, and the Spread between an Investment Fund and a Borrower. The Applicants submit that any concerns that the Commission or Staff have expressed with respect to securities lending programs such as the Program and potential related conflicts of interest are

[4]

Section 2(a)(3)(E) of the Investment Company Act defines an “affiliated person” of an investment company to include its investment adviser. Thus, the Fidelity Adviser, as the investment adviser to an Investment Fund, is an affiliated person of that Investment Fund. Section 2(a)(3)(C) of the Investment Company Act defines an “affiliated person” of another person to include any person directly or indirectly controlling or controlled by, or under common control with, such other person. Section 2(a)(9) of the Investment Company Act states that “control” means the power to exercise a controlling influence over the management or policies of a company, and furthermore that control is presumed to exist in situations in which an entity, directly or indirectly through another controlled company, beneficially owns more than 25% of the company’s voting securities. Each of the FMR Co. and NFS is a direct or indirect wholly owned subsidiary of FMR LLC and are therefore affiliates. NFS, in turn, is an affiliated person of an affiliated person (or second-tier affiliate) of the Investment Funds.

[5]

Section 57(b) of the Investment Company Act defines a “related person” of a BDC as (i) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the Investment Company Act, an affiliated person of any such person, and (ii) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or 2(a)(3)(D) of the Investment Company Act, an affiliated person of any such person specific in this paragraph. Each of FDS and NFS is a direct or indirect wholly owned subsidiary of FMR LLC and are therefore affiliates. NFS, in turn, is an affiliated person of FDS, and therefore a related person of each BDC.

mitigated by market factors and data that were not present or available when the Commission last granted exemptive relief for securities lending programs similar to the Program. In particular, the recent disclosure modernization rulemaking efforts undertaken by the Commission have provided for more transparency into the securities lending market. The new disclosure requirements, including certain items in Form N-PORT, Form N-CEN and Form N-1A, allow for more publicly available information and data related to securities lending. In particular, Form N-1A now requires a detailed securities lending revenue and expense table in a fund’s Statement of Additional Information, which requires disclosure of net and gross income from securities lending activities, the share of revenue generated by securities lending that is shared with the lending agent (the “revenue split”), fees paid for cash collateral management, indemnification, and administrative services outside the revenue split, rebates paid to borrowers, and a narrative description of the nature of the services provided by the lending agent. In addition, Form N-PORT and Form N-CEN provide fund-level data about lending programs, including whether a lending agent is an “affiliated person” of the fund, whether the lending agent indemnifies a fund against borrower default, the type of fee arrangement with the lending agent, net income from securities lending activities, monthly average of the value of portfolio securities on loan, and information about the borrowers and the collateral they provided. This information has greatly increased transparency and comparability of securities lending programs. Independent consultants that analyze securities lending market data can now also use publicly available information to better assess the competitiveness of securities lending agent fees upon engagement and on an ongoing basis. Independent consultant assessments made available to investment advisers and fund boards help inform their evaluation of whether securities lending fees paid by the funds are reasonable considering the services provided.

The availability of sophisticated securities lending market data developed by independent third-party analytics providers has thus significantly expanded since the Commission last granted exemptive relief. Many of the key analytics providers have access to, and make available to subscribers, data that covers a substantial portion of the securities lending market. These firms offer benchmarking tools that allow for comparisons of the performance and fee competitiveness of securities lending agents, which support objective comparisons and analyses of lending spreads executed across agent lenders. This data, along with information provided through the public filings referenced in the preceding paragraph, will help boards and investment advisers make more informed judgments that the securities lending fees paid by, and Spreads negotiated on behalf of, lending funds are fair and reasonable, represent an arm’s length arrangement, and do not allow for participation on a basis different from or less advantageous than that of the other participants. This information can also help the Staff monitor these arrangements and related trends in the market.

In this request, it is proposed that the members of the Board who are Disinterested Trustees of each Investment Fund determine what is in the best interests of each such Investment Fund and its shareholders. In formulating this request for relief, the approach employed both by the Commission and by Congress in addressing similar situations involving potential conflicts of interest has been followed. For example, Rules 17a-7, 17e-1 and 10f-3 and exemptive orders issued in connection with other affiliated arrangements such as interfund lending facilities, place substantial reliance on boards, particularly the members of the board who are Disinterested Trustees, to see that procedures are in place which are intended to ensure that the terms of a particular transaction are fair and reasonable and do not involve overreaching on the part of any person concerned with the transaction. Consistent with this approach, the Conditions, including the adoption of the Affiliated Agent Procedures, proposed herein place reliance on the members of the Board who are Disinterested Trustees of each Investment Fund to determine that the proposed arrangements are in the best interests of such Investment Fund and its shareholders or investors. The presence and availability of advanced securities lending market data will further assist a Board in using its informed judgment to oversee the Program.

The Fidelity Adviser believes that there are numerous benefits of using an affiliated securities lending agent as outlined in Section IV above. In addition, there are other advantages to engaging an affiliated securities lending agent over a non-affiliated agent. A fund’s investment adviser and board likely would have greater transparency into the practices and operations, as well as greater access to the personnel, of an affiliated securities lending agent than they would have with a non-affiliated agent. For example, as discussed above, the Fidelity Adviser’s proprietary technology allows the Fidelity Adviser enhanced oversight of securities loans and loan recalls made by Investment Funds that can help the Fidelity Adviser determine when the Securities Lending Agent may not be maximizing loan opportunities. Also, the affiliated lending agent and a fund’s adviser are likely to share or have access to the same operational platforms. Such shared access would increase operational efficiency and help mitigate risks associated with loan transaction settlement, collateral management, and security recalls. An affiliated lending agent also would likely be subject to the same firmwide compliance oversight practices, such as a code of ethics or conduct and confidential information procedures, as the investment adviser and report into the same executive leadership team. As such, a fund’s board would be familiar with these types of compliance obligations and reporting practices. This transparency could provide additional protections from overreach by an affiliated securities lending agent.

Without the relief contemplated in this Application, the use of affiliated lending agents would continue to be disfavored in the market. For example, under the constraints of the current securities lending program, the Securities Lending Agent is subject to a fee cap that amounts to a limit on revenue. This fee cap results in the Securities Lending Agent having to bear certain costs without recoupment or compensation. Other investment companies that have exemptive relief allowing a revenue share arrangement do not face a similar constraint. As a result, the Investment Funds and Securities Lending Agent are prevented from engaging in the customary agent lending compensation arrangement (i.e., revenue share), which can make fee comparisons to peer lending agents more challenging.

Applicants respectfully request that the Commission issue an order, pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit the Investment Funds to pay, and the Securities Lending Agents as lending agents to accept, fees based on a share of the revenue generated from securities lending transactions undertaken pursuant to the Program.

C. Precedent.

Applicants note that the requested relief under Section 17(d) and Rule 17d-1 is consistent with prior orders issued by the Commission that permit investment companies to employ an affiliated person or an affiliated person of an affiliated person as lending agent and to pay the lending agent a percentage of the revenue generated by each lender’s participation in the securities lending program. See, e.g., Dresdner Bank AG, et al. (812-12859), Investment Company Act Release Nos. 26096 (July 9, 2003) (order) and 26073 (June 11, 2003) (notice); Neuberger Berman Equity Funds, et al. (812-12676), Investment Company Act Release Nos. 25916 (Jan. 28, 2003) (order) and 26073 (June 11, 2003) (notice); Maxim Series Fund, Inc., et al. (812-12524), Investment Company Act Release Nos. 25878 (Dec. 27, 2002) (order) and 25840 (Dec. 2, 2002) (notice); Apex Municipal Fund, Inc., et al. (812-12184), Investment Company Act Release Nos. 25100 (Aug. 3, 2001) (order), 25062 (July 12, 2001) (notice); Marshall Funds, Inc. (812-11734), Investment Company Act Release Nos. 24458 (May 18, 2000) (order) and 24404 (Apr. 25, 2000) (notice); BISYS Fund Services Limited Partnership (812-12078), Investment Company Act Release Nos. 24488 (June 6, 2000) (order) and 24449 (May 9, 2000) (notice); Evergreen Equity Trust (812-11808), Investment Company Act Release Nos. 24129 (Nov. 9, 1999) (order) and 24084 (Oct. 14, 1999) (notice); Core Trust (812-11112), Investment Company Act Release Nos. 24008 (Sept. 14, 1999) (order) and 23956 (Aug. 19, 1999) (notice); and State Street Bank & Trust Co. (812-10912), Investment Company Act Release Nos. 23441 (Sept. 22, 1998) (order) and 23418 (Aug. 27, 1998) (notice).

D. Conclusion.

To ensure that the proposed compensation arrangements regarding lending transactions are consistent with the policy and provisions of the Investment Company Act, each Investment Fund will adopt the Affiliated Agent Procedures set forth below, as may be modified from time to time by such Investment Fund’s Board and adhere to the representations made herein. Applicants submit that such representations and the Affiliated Agent Procedures will fully protect each Investment Fund’s shareholders from the conflicts contemplated by Sections 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder. Applicants further submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Investment Company Act. As such, Applicants believe that the requested relief meets the standards for relief established by Sections 17(d) and 57(i) and Rule 17d-1.

VI. CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.

Each Investment Fund’s agreement with the Affiliated Agent and the overall arrangement between the Investment Fund complex and the Affiliated Agent will be reviewed at least annually and will be approved for continuation only if a majority of the Board (including a majority of the Disinterested Trustees) makes the findings referred to in paragraph B below.

B.

In connection with the initial approval of the agreement with the Affiliated Agent, a majority of the Board of the Investment Fund (including a majority of the Disinterested Trustees) will determine that: (i) lending securities is in the best interest of each Investment Fund that engages in lending and its shareholders and investors, (ii) the contract with the Affiliated Agent is in the best interest of the Investment Fund and its shareholders and investors; (iii) the services performed by the Affiliated Agent are in the best interest of the Investment Fund and its shareholders and investors if the Investment Fund engages in securities lending; (iv) the nature and quality of the services provided by the Affiliated Agent are at least equal to those provided by others offering the same or similar services; and (v) the fees for the Affiliated Agent’s services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.

C.

To support the annual renewal of the arrangement with the Affiliated Agent, for the first three years in which this order is relied upon with respect to Funds overseen by the Board, the Board will receive a report from an Independent Consultant[6] consistent with item (ii) in the following sentence. Following this three-year period, the Board will have the choice of receiving: (i) a report from the Fidelity Adviser or the Affiliated Agent which incorporates data from a data provider that is not affiliated with the Fidelity Adviser that details the effectiveness of the Affiliated Agent over the previous year and compares it to the performance of the securities lending market during the same period; or (ii) a report from an Independent Consultant that evaluates the effectiveness of the Affiliated Agent by comparison to that of other securities lending agents or the performance of the securities lending market during the same period.

[6]	The Independent Consultant would be approved by the Board, including a majority of the Disinterested Trustees.

D.

The Treasurer or any Deputy Treasurer of the Investment Fund will determine, based on industry-standard reporting, what qualitative[7] or quantitative[8] information the Board should receive in support of its determination that the nature and quality of the services provided by the Affiliated Agent are at least equal to those provided by others offering the same or similar services. In addition, to support the annual renewal of the arrangement with Affiliated Agent, the Fidelity Adviser will provide any other information reasonably requested by the Board that is reasonably necessary to evaluate the Affiliated Agent and the continuance of the arrangement.

E.	The registration statement of any Investment Fund that lends securities through the Affiliated Agent will disclose this arrangement and the material conflicts of interest that accompany it.

F.

Each Investment Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures (and modifications thereto) and conditions described in the Application. Each Investment Fund will also maintain and preserve for a period not less than six years from the end of the fiscal year in which any loan transaction through the Affiliated Agent occurred, the first two years in an easily accessible place, (i) any materials provided to the Board or a committee thereof in connection with the requirements of these conditions or the procedures (as may be modified from time to time); (ii) the resolutions adopted by the Board in connection with its initial and annual approval of the Affiliated Agent, and (iii) a written record of each such loan transaction setting forth a description of the security loaned, the identity of the borrower, and the terms of the loan transaction.

G.

A majority of the Board of each Investment Fund, including a majority of Disinterested Trustees, will approve the adoption of the Affiliated Agent Procedures (and any material amendment thereto, except as provided below), which will contemplate the following:

i.

Policies and procedures to address potential ongoing conflicts of interest that may arise between the Investment Funds and the Affiliated Agent. The Board may delegate the performance of these policies and procedures to the Fidelity Adviser. These policies and procedures will provide that the Fidelity Adviser will perform the following actions to address potential conflicts of interest with respect to the use of an Affiliated Agent:

(a)	review loan opportunities that were not identified or that were passed over by the Affiliated Agent;

(b)	review the methodology by which the Affiliated Agent allocates loans among the Investment Funds and any other clients of the Affiliated Agent;

(c)	consider various factors that may warrant limiting the securities made available to the Affiliated Agent to loan to borrowers, including tax and proxy considerations;

(d)

set internal limits on lending activity to be complied with by the Affiliated Agent, such as restricting the borrowers to whom the Investment Funds are eligible to lend, restricting loans to those involving collateral that is covered by the policies and procedures and restricting loans to a certain percentage of the Investment Fund’s assets;

[7]

An example of current industry-standard quantitative information is a comparison of the lending utilization rate and Spreads achieved by the Affiliated Agent versus the market or a similarly situated peer group.

[8]

An example of current industry-standard qualitative information is an assessment of any operational impact (positive or negative) that resulted from using the Affiliated Agent rather than a different provider.

(e)

approve each borrower in advance of the first loan made to such borrower. For the avoidance of doubt, no additional approvals from the Fidelity Adviser or the Board will be required for any individual loan transactions with any such approved borrower; and

(f)	convene a securities lending committee at least twice per year which is comprised of representatives from the departments involved in the operations and oversight of the securities lending program.

ii.

The policies and procedures will also contain Spread Guidelines to the effect that the Affiliated Agent may enter into a loan on behalf of an Investment Fund, provided that the projected Spread[9] for such loan is expected to be equal to or greater than the minimum Spread approved by the Board (or the minimum Spread as modified by the Fidelity Adviser pursuant to procedures approved by the Board).

iii.	The policies and procedures will also contain Spread Monitoring Procedures to the effect that:

(a)

The Affiliated Agent is required to promptly notify the Fidelity Adviser in the event that, on any day, a loan earns a Spread that is less than the required minimum Spread established pursuant to the Spread Guidelines. In such an event, the Fidelity Adviser will determine how to proceed with respect to such loan, taking into account relevant factors, including: the magnitude of the difference between the actual Spread and the required Spread under the Spread Guidelines; whether the failure to achieve the minimum Spread is temporary or is expected to persist; and whether the minimum Spread is expected to be realized over the life of the securities loan.

(b)

The Affiliated Agent shall monitor market information on comparable rates that is compiled by an independent third-party data provider using information it receives from multiple securities lending market participants to the extent such information is available.

(c)

The Affiliated Agent shall report to the Fidelity Adviser any amount paid to or received from a borrower that is materially more favorable to the borrower than the amount that would be paid based on the rates that are generally available in the market for loans of the same securities to similar borrowers on an agency basis. Each report will include an explanation of any such discrepancy.

(d)	With respect to the report set forth in G.iii(c) above, the Fidelity Adviser will take such action that it deems appropriate under the circumstances.

(e)

The Fidelity Adviser shall provide quarterly reports to the Board (or a designated committee thereof) listing any exceptions identified under these Spread Monitoring Procedures during the prior quarter and explaining the actions taken by the Fidelity Adviser and the Affiliated Agent in connection therewith.

[9]

When accepting Cash Collateral, the “Spread” is the rate of return to the Fund from the investment of the collateral, reduced by any borrower rebate rate or increased by any negative borrower rebate rate. When accepting Non-Cash Collateral, the “Spread” is the fee paid by the borrower on the value of loaned securities.

(f)

The Affiliated Agent shall make the following information and reports available to the Fidelity Adviser with respect to each Fund: (i) daily information on the terms of each outstanding loan, including borrower, loan amount, and Spread, each with respect to the previous business day; (ii) monthly reports showing, on a borrower by borrower basis, earnings from cash collateral reinvestment, Rebate Amounts and fees paid to or received from the borrower, fees paid to the Affiliated Agent, and net earnings to the Investment Fund; and (iii) quarterly reports (which are also provided to the Board) showing, on an Investment Fund-by-Fund basis, weighted average Spreads, quarterly earnings information, the percentage of available securities that were on loan during the period, and the fee paid to the Affiliated Agent.

iv.

On a quarterly basis the Fidelity Adviser will provide the Board with a written representation that: (i) the securities lending transactions effected through the Affiliated Agent were effected in compliance with the Board-approved policies and procedures and the conditions of the exemptive order (or disclose that certain transactions were out of compliance); and (ii) that the Affiliated Agent complied with the Fidelity Adviser’s internal limits on lending activity as set forth in the Board-approved policies and procedures (or disclose that certain transactions were out of compliance).

v.

The Fidelity Adviser may modify the minimum Spread approved by the Board or the Spread Guidelines at any time in writing, upon which it will promptly notify the Board, or a designated committee thereof, and the Affiliated Agent, of any material changes to the minimum Spread or Spread Guidelines. All of the other foregoing procedures may be materially modified only upon Board approval.

VII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-4 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-3 to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 245 Summer Street, Boston, Massachusetts 02110 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the twenty-seventh day of March, 2026.

FIDELITY ABERDEEN STREET TRUST
FIDELITY ADVISOR SERIES I
FIDELITY ADVISOR SERIES II
FIDELITY ADVISOR SERIES IV
FIDELITY ADVISOR SERIES VII
FIDELITY ADVISOR SERIES VIII
FIDELITY CALIFORNIA MUNICIPAL TRUST
FIDELITY CALIFORNIA MUNICIPAL TRUST II
FIDELITY CAPITAL TRUST
FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC
FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC
FIDELITY CHARLES STREET TRUST
FIDELITY COLCHESTER STREET TRUST
FIDELITY COMMONWEALTH TRUST
FIDELITY CONCORD STREET TRUST
FIDELITY CONTRAFUND
FIDELITY COURT STREET TRUST
FIDELITY COURT STREET TRUST II
FIDELITY COVINGTON TRUST
FIDELITY DESTINY PORTFOLIOS
FIDELITY DEVONSHIRE TRUST
FIDELITY FINANCIAL TRUST
FIDELITY GARRISON STREET TRUST
FIDELITY GREENWOOD STREET TRUST
FIDELITY HANOVER STREET TRUST
FIDELITY HASTINGS STREET TRUST
FIDELITY HEREFORD STREET TRUST
FIDELITY INCOME FUND
FIDELITY INVESTMENT TRUST
FIDELITY MAGELLAN FUND
FIDELITY MASSACHUSETTS MUNICIPAL TRUST
FIDELITY MERRIMACK STREET TRUST
FIDELITY MT. VERNON STREET TRUST
FIDELITY MULTI-STRATEGY CREDIT FUND
FIDELITY MUNICIPAL TRUST
FIDELITY NEW YORK MUNICIPAL TRUST
FIDELITY NEW YORK MUNICIPAL TRUST II
FIDELITY NEWBURY STREET TRUST
FIDELITY OXFORD STREET TRUST
FIDELITY OXFORD STREET TRUST II
FIDELITY PHILLIPS STREET TRUST
FIDELITY PRIVATE CREDIT FUND

FIDELITY PRIVATE CREDIT COMPANY LLC FIDELITY PURITAN TRUST
FIDELITY REVERE STREET TRUST
FIDELITY RUTLAND SQUARE TRUST II
FIDELITY SALEM STREET TRUST
FIDELITY SCHOOL STREET TRUST
FIDELITY SECURITIES FUND
FIDELITY SELECT PORTFOLIOS
FIDELITY SUMMER STREET TRUST
FIDELITY UNION STREET TRUST
FIDELITY UNION STREET TRUST II
FIDELITYTRENDFUND
VARIABLE INSURANCE PRODUCTS FUND
VARIABLE INSURANCE PRODUCTS FUND II
VARIABLE INSURANCE PRODUCTS FUND III
VARIABLE INSURANCE PRODUCTS FUND IV
VARIABLE INSURANCE PRODUCTS FUND V
VARIABLE INSURANCE PRODUCTS FUND VI

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Chief Legal Officer

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By:	/s/ Chris Rimmer
Name:	Chris Rimmer
Title:	Treasurer

STRATEGIC ADVISERS LLC

By:	/s/ Chris Rimmer
Name:	Chris Rimmer
Title:	Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

By:	/s/ Chris Rimmer
Name:	Chris Rimmer
Title:	Treasurer

NATIONAL FINANCIAL SERVICES LLC

By:	/s/ Thomas Tesauro
Name:	Thomas Tesauro
Title:	President, Fidelity Capital Markets, a division of National Financial Services LLC

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibits A-1 through A-4	Authorizations

Exhibits B-1 through B-3	Verifications

Annex 1	List of Trusts

Exhibit A-1

AUTHORIZATION OF THE INVESTMENT FUNDS OVERSEEN BY

THE FIDELITY EQUITY AND HIGH INCOME FUNDS BOARD

I, Nicole Macarchuk, do hereby certify that I am the duly elected and qualified Secretary of Fidelity Advisor Series I, Fidelity Advisor Series VII, Fidelity Advisor Series VIII, Fidelity Capital Trust, Fidelity Central Investment Portfolios LLC, Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Contrafund, Fidelity Covington Trust, Fidelity Destiny Portfolios, Fidelity Devonshire Trust, Fidelity Financial Trust, Fidelity Hanover Street Trust, Fidelity Hastings Street Trust, Fidelity Investment Trust, Fidelity Magellan Fund, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Fund, Fidelity Select Portfolios, Fidelity Summer Street Trust, Fidelity Trend Fund, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, and Variable Insurance Products Fund IV, each of which has executed the attached Application for an Order of the U.S. Securities and Exchange permitting certain joint transactions in accordance with Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of each such trust duly convened and held on May 14, 2025, as applicable, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously VOTED: That any officer of the Funds, or Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Commission an application and any amendments thereto and to perform such act or prepare, execute and deliver such documents, as may be necessary, for an order or orders of exemption from the 1940 Act, including amendments to any existing orders previously granted by the Commission, as may be necessary to permit the Funds to utilize a Fidelity broker-dealer as lending agent for its securities lending arrangements, substantially as described in the May 2025 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this twenty-seventh day of March, 2026.

/s/ Nicole Macarchuk
Nicole Macarchuk
Secretary and Chief Legal Officer

Exhibit A-2

AUTHORIZATION OF THE INVESTMENT FUNDS OVERSEEN BY

THE FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS BOARD

I, Nicole Macarchuk, do hereby certify that I am the duly elected and qualified Secretary of each of Fidelity Aberdeen Street Trust, Fidelity Advisor Series II, Fidelity Advisor Series IV, Fidelity California Municipal Trust, Fidelity California Municipal Trust II, Fidelity Central Investment Portfolios II LLC, Fidelity Charles Street Trust, Fidelity Colchester Street Trust, Fidelity Court Street Trust, Fidelity Court Street Trust II, Fidelity Garrison Street Trust, Fidelity Hereford Street Trust, Fidelity Income Fund, Fidelity Massachusetts Municipal Trust, Fidelity Merrimack Street Trust, Fidelity Municipal Trust, Fidelity New York Municipal Trust, Fidelity New York Municipal Trust II, Fidelity Newbury Street Trust, Fidelity Oxford Street Trust, Fidelity Oxford Street Trust II, Fidelity Phillips Street Trust, Fidelity Revere Street Trust, Fidelity School Street Trust, Fidelity Salem Street Trust, Fidelity Union Street Trust, Fidelity Union Street Trust II, and Variable Insurance Products Fund V, each of which has executed the attached Application for an Order of the U.S. Securities and Exchange permitting certain joint transactions in accordance with Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of each such trust duly convened and held on May 15, 2025, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously VOTED: That any officer of the Funds, or Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Commission an application and any amendments thereto and to perform such act or prepare, execute and deliver such documents, as may be necessary, for an order or orders of exemption from the 1940 Act, including amendments to any existing orders previously granted by the Commission, as may be necessary to permit the Funds to utilize a Fidelity broker-dealer as lending agent for its securities lending arrangements, substantially as described in the May 2025 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this twenty-seventh day of March, 2026.

/s/ Nicole Macarchuk
Nicole Macarchuk
Secretary and Chief Legal Officer

Exhibit A-3

AUTHORIZATION OF THE INVESTMENT FUNDS OVERSEEN BY

THE FIDELITY ALTERNATIVES FUNDS BOARD

I, Nicole Macarchuk, do hereby certify that I am the duly elected and qualified Secretary of Fidelity Greenwood Street Trust, Fidelity Multi-Strategy Credit Fund, Fidelity Private Credit Company LLC, Fidelity Private Credit Fund and Variable Insurance Products Fund VI, which has executed the attached Application for an Order of the U.S. Securities and Exchange permitting certain joint transactions in accordance with Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of such trust duly convened and held on June 10, 2025, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously VOTED: That any officer of the Funds, or Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Commission an application and any amendments thereto and to perform such act or prepare, execute and deliver such documents, as may be necessary, for an order or orders of exemption from the 1940 Act, including amendments to any existing orders previously granted by the Commission, as may be necessary to permit the Funds to utilize a Fidelity broker-dealer as lending agent for its securities lending arrangements, substantially as described in the June 2025 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this twenty-seventh day of March, 2026.

/s/ Nicole Macarchuk
Nicole Macarchuk
Secretary and Chief Legal Officer

Exhibit A-4

AUTHORIZATION OF FIDELITY RUTLAND SQUARE TRUST II

I, Nicole Macarchuk, do hereby certify that I am the duly elected and qualified Secretary of Fidelity Rutland Square Trust II, which has executed the attached Application for an Order of the U.S. Securities and Exchange permitting certain joint transactions in accordance with Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of such trust duly convened and held on June 4, 2025, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously VOTED: That any officer of the Funds, or Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Commission an application and any amendments thereto and to perform such act or prepare, execute and deliver such documents, as may be necessary, for an order or orders of exemption from the 1940 Act, including amendments to any existing orders previously granted by the Commission, as may be necessary to permit the Funds to utilize a Fidelity broker-dealer as lending agent for its securities lending arrangements, substantially as described in the June 2025 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this twenty-seventh day of March, 2026.

/s/ Nicole Macarchuk
Nicole Macarchuk
Secretary and Chief Legal Officer

Exhibit B-1

VERIFICATION OF EACH OF THE INVESTMENT FUNDS

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of each of the Investment Funds, that she is the Secretary and Chief Legal Officer of each such entity and as such is authorized to sign this Application on behalf of each such entity, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Nicole Macarchuk
Nicole Macarchuk	March 27, 2026
Secretary and Chief Legal Officer

Exhibit B-2

VERIFICATION OF EACH OF

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

STRATEGIC ADVISERS LLC

FIDELITY DIVERSIFYING SOLUTIONS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of each of Fidelity Management & Research Company LLC, Strategic Advisers LLC and Fidelity Diversifying Solutions LLC, that he is the Treasurer of each such entity and as such is authorized to sign this Application on the behalf of each such entity, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Chris Rimmer
Chris Rimmer	March 27, 2026
Treasurer

Exhibit B-3

VERIFICATION OF

NATIONAL FINANCIAL SERVICES LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of National Financial Services LLC, that he is the President of Fidelity Capital Markets, a division of National Financial Services LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Thomas Tesauro
Thomas Tesauro	March 27, 2026
President, Fidelity Capital Markets, a division of National Financial Services LLC

ANNEX I

FIDELITY ABERDEEN STREET TRUST
FIDELITY ADVISOR SERIES I
FIDELITY ADVISOR SERIES II
FIDELITY ADVISOR SERIES IV
FIDELITY ADVISOR SERIES VII
FIDELITY ADVISOR SERIES VIII
FIDELITY CALIFORNIA MUNICIPAL TRUST
FIDELITY CALIFORNIA MUNICIPAL TRUST II
FIDELITY CAPITAL TRUST
FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC
FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC
FIDELITY CHARLES STREET TRUST
FIDELITY COLCHESTER STREET TRUST
FIDELITY COMMONWEALTH TRUST
FIDELITY CONCORD STREET TRUST
FIDELITY CONTRAFUND
FIDELITY COURT STREET TRUST
FIDELITY COURT STREET TRUST II
FIDELITY COVINGTON TRUST
FIDELITY DESTINY PORTFOLIOS
FIDELITY DEVONSHIRE TRUST
FIDELITY FINANCIAL TRUST
FIDELITY GARRISON STREET TRUST
FIDELITY GREENWOOD STREET TRUST
FIDELITY HANOVER STREET TRUST
FIDELITY HASTINGS STREET TRUST
FIDELITY HEREFORD STREET TRUST
FIDELITY INCOME FUND
FIDELITY INVESTMENT TRUST
FIDELITY MAGELLAN FUND
FIDELITY MASSACHUSETTS MUNICIPAL TRUST
FIDELITY MERRIMACK STREET TRUST
FIDELITY MT. VERNON STREET TRUST
FIDELITY MULTI-STRATEGY CREDIT FUND
FIDELITY MUNICIPAL TRUST
FIDELITY NEW YORK MUNICIPAL TRUST
FIDELITY NEW YORK MUNICIPAL TRUST II
FIDELITY NEWBURY STREET TRUST
FIDELITY OXFORD STREET TRUST
FIDELITY OXFORD STREET TRUST II

FIDELITY PHILLIPS STREET TRUST
FIDELITY PURITAN TRUST
FIDELITY REVERE STREET TRUST
FIDELITY RUTLAND SQUARE TRUST II
FIDELITY SALEM STREET TRUST
FIDELITY SCHOOL STREET TRUST
FIDELITY SECURITIES FUND
FIDELITY SELECT PORTFOLIOS
FIDELITY SUMMER STREET TRUST
FIDELITY UNION STREET TRUST
FIDELITY UNION STREET TRUST II
FIDELITY TREND FUND
VARIABLE INSURANCE PRODUCTS FUND
VARIABLE INSURANCE PRODUCTS FUND II
VARIABLE INSURANCE PRODUCTS FUND III
VARIABLE INSURANCE PRODUCTS FUND IV
VARIABLE INSURANCE PRODUCTS FUND V
VARIABLE INSURANCE PRODUCTS FUND VI